
October 5, 2023

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VIII**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 29, 2023**
> **File No. 333-273963**

Dear Howard W. Lutnick:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We note your response to comment 1 and reissue in part. We note your disclosure that "[a]ssuming the shares registered hereunder are sold at a price of $11.13 per share (representing the closing price of the CF VIII Class A Common Stock on Nasdaq on September 11, 2023), the per-share profit for the Loan Shares, Non-Promote Forward Purchase Shares, Placement Shares and Promote Forward Purchase Shares held by the Sponsor and the Placement Shares held by the independent director would be $1.13, $1.17, $1.46, $11.13 and $11.13, respectively." Please revise to disclose the aggregate potential profit the Selling Securityholders will earn based on the current trading price and the number of shares being registered for resale.

Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Javad Husain